Law Offices
                                       of
                                Robert L. Blessey
                               51 Lyon Ridge Road
                             Katonah, New York 10536


            Of Counsel                                              Telephone
Gusrae Kaplan Bruno & Nusbaum PLLC                                914-232-4510
          120 Wall Street                                           Facsimile
       New York, N.Y. 10005                                       914-232-0647
         Tel. 212-269-1400                                           E-Mail
         Fax 212-809-5449                                       Rblessey@aol.com


                                  June 8, 2005


The United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0309
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:  Jeffrey P. Riedler, Esq., Assistant Director
---------------------------------------------------

                    Re:     The Sagemark Companies Ltd.
                            Registration Statement on Form SB-2
                            File No. 333-123032
                            --------------------------------------

Dear Mr. Riedler:

      On behalf of The Sagemark Companies Ltd. (the "Company"), enclosed for filing under the Securities Act of 1933, as amended, is Amendment No. 1 to the above captioned Registration Statement.

     Each paragraph of this letter has been numbered in the left hand margin (such numbers correspond to the numbered paragraphs in the letter of comment issued to the Company by the staff of the Commission dated March 24, 2005). We have also restated below the captions as set forth in the staff's aforementioned comment letter, with page numbers deleted, and provided a red-lined copy of this Amendment, to assist in facilitating your review.

General
-------

1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 2004 and Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, indicated that the filing delays with respect to such Reports were
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     attributable to delays in receiving final audited year-end financial statements from Trident Growth Fund, L.P., as well as delays in receiving certain required information from a number of health care facilities to which the Company provides administrative services, without which the required consolidated financial statements could not have been completed without unreasonable effort or expense. Should the Company encounter any future filing delays, the specific reasons for such delays will be included in the required disclosures.

2. The disclosures in the Company's future filings with the Commission will conform to the disclosures in this Registration Statement.

Form SB-2
General
-------

3. The Company has complied with the staff's suggestion to make all appropriate changes to the applicable portions of the Registration Statement.

4. This Amendment to the Registration Statement contains updated financial statements as required by Rule 310(g) of Regulation S-B and all other disclosures in the Registration Statement are with respect to information as of the date of the filing of this Amendment.

5. We have eliminated substantially all defined terms throughout the Registration Statement.

6. The disclosure in the Section "About the PET Imaging Industry" has been revised and a hard copy of the back-up documentation will be filed with the SEC as it is not available in electronic format.

Risk Factors
General
-------

7. The subheadings to each Risk Factor have been revised in accordance with the staff's comment.

8. The disclosures in this Section have been revised to eliminate or limit the use of the general phrases "adversely affect" and "harm our business" and, in place thereof, more descriptive risk factor disclosures have been included.

9. The limited operating history Risk Factor has been revised to disclose losses and cash flow deficits for the last two fiscal years and for the first quarter of 2005.
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10.  "The acceptance of services by the medical community or by patient's..."
     Risk Factor has been revised to include identification of several of the important "significant" diseases and disorders applicable to the use of the PET technology (it appears that the staff's comment may have been made to the wrong Risk Factor).

11. "The lack of effective marketing..." Risk Factor has been revised to identify the specific marketing risks that apply to the Company's business.

12. The previously titled "We have granted liens..." Risk Factor has been retitled and certain of the disclosures previously contained therein have been repositioned in other Risk Factors. The Risk Factor titled "We are highly leveraged and we need to generate positive cash flow to service our debt" contains disclosure of the amount of financing obtained by the Company from independent equipment lenders.

13. Identification of the specific equipment lenders has been included in the Risk Factor titled "We will require equipment financing in order to expand our business."

14. Disclosure of "material specified events of default" in the Company's equipment loan agreements has been included in the Risk Factor referred to above in Paragraph 13.

15. The Company is not currently in default of any of its financing agreements. See also Paragraph 78 hereof.

16. The Risk Factor titled "The lack of future financing will limit our proposed expansion plans" includes disclosure of the Company's near-term business and expansion plans.

17. Disclosure of the Company's anticipated additional financing needs with respect to the implementation of its planned operational and expansion plans has been included in the Risk Factor referred to in Paragraph 16 above.

18. Disclosure of the Company's monthly burn rate has been included in the Risk Factor referred to in Paragraph 16 above.

19. The right of first refusal risks with respect to the Placement Agency Agreement have been revised in the existing first refusal rights Risk Factor. As a result of a recent agreement negotiated between the Company and the three investors with respect to the April 2004 Agreement among them, the first refusal rights granted to such investors have been terminated.

20. Disclosure as to the problems faced by the Company in establishing or acquiring new PET centers has been included in the "We will incur certain costs..." Risk Factor.

21. The Company's FDG suppliers have been identified in the "We depend on a small number of Fluro-Deoxy-Glucose ("FDG") suppliers..." Risk Factor.
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22.  The amount of the past due indebtedness to the FDG supplier to the
     Company's Wichita, Kansas PET center has been included in the Risk Factor referred to in Paragraph 21 above.

23. Disclosure of the material terms of the Company's provider contracts has been included in the "If managed care and other payor contracts ..." Risk Factor. The Company does not believe that it is substantially dependent on any particular provider contract and, accordingly, has not filed any of the same as Exhibits to the Registration Statement.

24. The Company has thus far not experienced problems attracting and retaining key personnel and, therefore, no specific disclosure with respect to such issue has been included. The Company is not aware of any key employee that has plans to retire or leave the Company's employ in the near future.

25. Disclosure of the Company's employment contracts with key personnel has been included in "The loss of any of our executive officers or key personnel ..." Risk Factor.

26. The risks associated with hiring additional personnel are now included in "The failure to hire additional personnel" Risk Factor.

27. The Company's key competitors have been identified in the "If we fail to compete successfully..." Risk Factor.

28. Disclosure of the annual cost of the Company's commercial general liability insurance is included in the "A successful liability claim against us ..." Risk Factor.

29. Disclosure of the government agency and commercial health insurance carrier referred to in the staff's comment to the "We are currently dependent upon Medicare, ..." Risk Factor, as well as the relevant information with respect to revenues and accounts receivable for the past two fiscal years, has been included in such Risk Factor.

30.  Please see Paragraph 74 of this letter.

31. Disclosure of the identification of the service providers utilized by the Company, and the Company's dependence upon such service providers, has been included in the "We may be unable to effectively maintain our PET systems ..." Risk Factor.

32. Disclosure of the Company's non-compliance with key Sarbanes-Oxley Act and NASDAQ listing criteria requirements has been included in the "We are not
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Page 5


     in compliance with rules requiring the adoption of certain corporate governance measures, ..." Risk Factor.

33. The "Failure to achieve and maintain effective internal controls..." Risk Factor has been revised in response to the staff's comment.

34. Disclosure of the price ranges for the Company's common stock in May 2005 has been included in "The limited public trading market ..." Risk Factor and such price ranges during the past two years has been provided in the Section of the Prospectus entitled "PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY."

35. Disclosure of the specific legal remedies available to investors of penny stocks has been included in the "Penny stock regulations ..." Risk Factor.

36. Disclosure of the risks associated with having authorized but unissued shares has been included in the "Additional authorized shares ..." Risk Factor.

37. Due to the recent agreement referred to in Paragraph 19 hereof, the disclosure requested by the staff's comment is no longer required.

Use of Proceeds
---------------

38. The disclosure requested by the staff with respect to the use of proceeds from the future exercise of warrants has been included.

Selling Stockholders
--------------------

39. The Company will comply with the requirements stated by the staff as to changes in the names of selling security holders, if and when any such change may occur. Additionally, disclosure in this Section as to pledgees, donees, transferees, etc. has been included.

40. The footnotes to the table included in this Section identify those selling stockholders who receive warrants as part of the placement agent's compensation in connection with the Company's recent private placement.

41. Disclosure as to the natural person(s) that have voting and dispositive rights as to those selling stockholders who are neither a natural person nor a publicly registered company will be included in the final Amendment to the Registration Statement.

Plan of Distribution
--------------------

42. Disclosure as to selling stockholders and broker-dealers or agents being deemed to be underwriters has been included.

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Page 6


Business
--------

43.  The Company does not have an internet address.

44. Disclosure as to the operation of the Company's PET centers has been included. Inasmuch as the Company derives its revenues through lease or sublease agreements with the entities that manage the PET centers, it has filed, or will file, as Exhibits to this Registration Statement each such lease or sublease pertaining to each of its PET centers.

45.  Disclosure of the "other diagnostic imaging modalities" has been included.

46. The disclosure as to distinguishing viable from non-viable myocardium for bypass and transplant candidates has been revised.

47. Disclosure of the material terms of the FDG supply agreements has been included and the Company does not deem such agreements to be material contracts.

48. Disclosure as to the Company's corporate history has been included, including the disposal or termination of the prior businesses owned by the Company.

49. Disclosure of the value of the securities issued to the Company's founders has been included.

50. The Company has modified its discussion of the safe-harbor language and referred to the Private Securities Litigation Reform Act of 1995. All references to Section 27A of the Securities Act and Section 21E of the Exchange Act have been removed.

51. The Company has added an overview to the MD&A which among other things, explains the relevant factors on which its executives evaluate the Company's business. Any repetitious disclosures throughout our MD&A have been removed.

52. The Company has included in the MD&A a discussion of the years ended December 31, 2004 and 2003 and the Three Months Ended March 31, 2005 and 2004. All duplicative discussions of liquidity and capital resources have been removed.

53. The Company has modified these disclosures to focus on an analysis of current trends that are important to its business and provide a more in-depth discussion of the reasons for changes in revenues and expenses. Specifically, it has focused this disclosure on those matters that were disclosed in the added MD&A introduction as important to its executives in evaluating its business.

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     The Company has discussed the changes in working capital from December 31,
     2003 to December 31, 2004 and from December 31, 2004 to March 31, 2005. The disclosure indicates the changes in the components of working capital and the reasons for such changes. As requested, the Company has specifically discussed its debt service obligations.

     The Company has included disclosure as to the reasons for significant changes in revenues as well as operating expenses. Within the disclosure of the increase in revenues, information as to the revenue increases from each PET center has been included. In the disclosure pertaining to the changes in operating expenses, information as to the costs that are variable in nature and that naturally increase with the increases in revenues, and information as to the operating costs that are fixed in nature, has been provided.

54. Disclosure as to the names of the customers which represent greater than 10% of revenues has been included.

55. In the introduction to the MD&A, the Company has disclosed the fact that it is still in the initial phase of its long-term plan. Generally, the Company anticipates that as it develops and establishes new PET Centers it will continue to incur costs related to such activities. The Company does not currently know specific costs that will be incurred with respect to such new PET centers but has provided disclosure that as expansion efforts are continued it will incur additional costs. Disclosure has been included as to the results of operations and as to known increases in executive salaries.

56. Disclosure of critical accounting policies has been modified and the Company has expanded its discussion of the accounting treatment related to contractual allowances.

57. Additional disclosure has been included to describe how contractual adjustments are derived, the policy for collecting co-payments and the days sales outstanding.

58. Additional disclosure has been provided with regard to accounts receivable. Contractual allowances are determined based on actual experience which is known at the time the contractual allowances are recorded. As such, the Company has not presented any differences from estimates and actual results from period to period. Additional information has been added, in a tabular format, as to the payor mix concentrations and the related accounts receivable aging. Disclosure as to the Company's policies with regards to the collection and write-off of accounts receivable has been included.

59. As noted in Paragraph 53, disclosure of working capital changes from December 31, 2003 to December 31, 2004 and from December 31, 2004 to March 31, 2005 has been included (the comment refers to December 31, 2002 to December 31, 2003). Disclosure as to the Company's significant debt service obligations for the applicable periods has also been included.

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Page 8


60. As previously noted, disclosure of working capital changes from December 31, 2003 to December 31, 2004 and December 31, 2004 to March 31, 2005 has been included (the comment refers to December 31, 2002 to December 31, 2003). In the MD&A, a paragraph which discusses the Company's outlook as to the sufficiency of working capital to meet its short-term and long-term working capital needs has been included.

61. The Company has modified its discussion of working capital to include an explanation as to the primary drivers that generate and use cash. Disclosure describing the changes in sources or working capital from period to period and the reasons for such changes has been added.

62. The Company has added to the Critical Accounting Policies section a description of the policies for collecting receivables and the process of determining when a receivable is written-off.

63. The Company has added a paragraph in the introduction to the MD&A that discusses the two business models between ownership and management of its PET Centers and the fact that the structure between these two business models does not result in a difference in the manner in which it evaluates its businesses or its working capital requirements.

64. The Company has added additional disclosure to explain the reasons for fluctuations of revenues as well as the principal driver of fluctuations in revenues, including a specific discussion of the revenue trends of each of its PET centers.

Certain Relationships and Related Transactions
----------------------------------------------

65. The name of Premier Health Imaging, Inc., Dr. Schulman's affiliated entity, has been included.

66. Disclosure as to the value of the 1,200,000 shares of common stock issued in June 2004 has been included.

67. Disclosure as to the amount of future salary waived by Mr. Shapiro has been included.

Exhibits
--------

68. The Company has recently concluded negotiations to sell its interest in Trident Growth Fund, L.P. and expects to file with the final Amendment to the Registration Statement a copy of the Purchase Agreement relating to the sale of such interest.

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Page 9


69. The Company is a party to loan agreements with DVI Financial Services, Inc. and GE Capital Corporation. DVI is in bankruptcy and the Company has been unable to obtain a computer generated file of the loan agreements with DVI in order to enable the Company to file such agreements as Exhibits to the Registration Statement. It will file with the SEC a copy of the Loan Agreement between DVI and the Company in lieu of a computerized generated copy. All of the Loan Agreements between the Company and DVI with respect to its other PET centers are substantially the same as the Loan Agreement that will be filed with the SEC.

     The Company has requested a computerized file of the Master Loan Agreement with GE Capital Corporation. It has not yet received such copy; however, a copy of the Master Loan Agreement between GE Capital Corporation and the Company will be filed with the SEC.

70. The Company has indicated by footnote those Exhibits that it will file as promptly as possible after the filing of this Amendment to the Registration Statement. The form of legal opinion has been included as Exhibit 5.

Financial Statements
--------------------

71. Disclosure has been included to clarify, as mentioned elsewhere in the Prospectus, that the 1,415,000 shares represented additional consideration pursuant to the terms of an amendment to a Stock Purchase Agreement with the shareholders of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. In accordance with paragraph 28 of SFAS 141, the Company recorded the fair value of the consideration issued, the fair market value of the common stock on date of issuance, as an additional cost of the acquisition.

72.  Disclosure as requested by the staff has been included.

73.  The Company has added the following disclosures:

         In January 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

         In general, a VIE is a corporation, partnership, limited liability corporation, trust or any other legal entity used to conduct activities or hold assets that either (1) has an insufficient amount of equity to
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Page 10


         carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. However, FIN 46R specifically excludes a VIE that is a business if the variable interest holder did not participate significantly in the design or redesign of the entity.

         The Company adopted the provisions of FIN 46R as of January 2004. The Company has reviewed its unconsolidated contracted radiology practice arrangements under this provision and has determined that none of these arrangements meets the definition of a variable interest entity.

         The Company evaluates a potential VIE in relation to the conditions in paragraphs 5a, b, and c of FIN 46R. If the potential VIE meets any one of the conditions, the Company decides that it is a VIE. It then evaluates whether it is a primary beneficiary under FIN 46R. If the Company decides that it is a primary beneficiary, it consolidates the VIE as part of its evaluation. The Company also considers other factors listed in FIN 46R and relevant staff positions issued by the SEC and the FASB as well as EITF issues such as number 04-7. If an entity is not within the scope of FIN 46R, the Company's consolidation policy is that the accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned and majority owned subsidiaries. All intercompany transactions and balances have been eliminated. Specifically, the Company does not have any equity ownership interest in any of the underlying practices under the relevant agreements. Investments in unconsolidated affiliates in which the Company owns a 20% to 50% interest and or exercises significant influence are accounted for under the equity method. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

         The accounting literature used for determining whether the Company has a controlling financial interest in an entity includes the following:

                 S-X  3A-02.
                 ARB 51, as amended by SFAS 94 and SFAS 144.
                 Relevant EITF issues, including 96-16.
                 Relevant staff positions issued by the SEC and FASB.

         The Company has reviewed its unconsolidated contracted radiology practice arrangements under this provision and has determined that none of these arrangements meets the definition of a variable interest entity. EITF 96-16 "minority rights (whether granted by contract or by law) that would allow the minority shareholder to effectively participate in the following corporate actions should be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest should consolidate its investee".
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         The contracted radiology groups have minority interests in the management company of each PET center other than its New Jersey PET centers. According to the relevant operating agreements of each of the management company's, the member's powers are generally limited to majority voting rights to ratify business decisions and calling/initiating member meetings. According to Article 5, Section 3 of the operating agreements:

         "5.3. Limitations on Rights of Members. Except as otherwise specifically provided in this agreement to the contrary, no member shall have the right:

         5.3.1. To take part in the management and/or operations of the Company or to sign for or bind the Company, such power being vested solely in the Managers;
         5.3.2.   To have such Member's Capital Contribution repaid;
         5.3.3. To bring an action for partition of the Company's Property or to compel any sale or appraisal of the Company's Property;
         5.3.4. To sell, assign, transfer or otherwise dispose of such member's Percentage Interest or financial interest in the Company; or
         5.3.5. To subject the Property of the Company to authority of any court or to any bankruptcy, insolvency, receivership or similar proceedings."

         Furthermore as addressed in Article 4 of the operating agreements the manager or managers referenced in Article 5.3.1 are defined as, "The Managers are Stephen A. Schulman, M.D." In some instances, the contracted radiology group will also assign one manager. However, in those instances in which the contracted radiology group can assign a manager, the powers assigned to Premier's management designee, defined as Stephen A. Schulman, M.D., are addressed in Article 4.3 which provides that Premier's management designee shall have the right, power and authority, acting alone and without any requirement to obtain the consent or approval of the contracted radiology group's manager, to conduct the day to day ordinary course of business activities, including but not limited to incurring any ordinary course indebtedness, making tax, regulatory and other filings, maintaining the accounting and financial records and executing any agreement, instrument, document or certificate of any kind or nature.

         With regard to consolidating the financial results of the contracted radiology groups, The Financial Accounting Standards Board's Emerging Issues Task Force issued its abstract, Issue 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physicians Practice Management Entities and Certain Other Entities with Contractual Arrangements" (EITF 97-2). Because the Company has no ownership interest in the radiology practice groups as defined in EITF 97-2, the Company does not consolidate the financial statements of those practices in its consolidated financial statements.
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Page 12


74.  The Company has added the following disclosure:

         Accounts Receivable
         -------------------

         All of the Company's accounts receivable are reported at their net collectible amounts. The Company routinely assesses the strength of each payor mix and components, and based upon overall collection trends, factors surrounding the credit risk of the payor and overall economic conditions, establishes an allowance for doubtful accounts. As a consequence, the Company believes that its credit risk exposure beyond the reserve is limited. Specific accounts for which no payments have been received for 6 consecutive months are considered delinquent and customary collection efforts are initiated. Specific accounts for which no payments have been received for 12 months are written off. The reserve for uncollectible accounts at December 31, 2004 was $50,000.

75.  The Company has added the following disclosure:

         Marketable Securities
         ---------------------

         All of the Company's investments that are classified as marketable securities have readily determinable fair market values, are categorized as available-for-sale and are recorded at fair market value. Unrealized gains and losses are recorded as a separate component of shareholders' equity and are included in the statement of other comprehensive loss. Additionally, when the fair market value of securities decline and, in the opinion of management, the decline in market value of those securities are other than temporary, the cost basis of the individual security will be written down to fair market value and the amount of the write-down shall be charged to earnings as a realized loss. As of December 31, 2004 the marketable securities that are classified as current assets represent the fair market value of the Company's investments in freely tradable shares and the marketable securities classified as long-term assets represent the fair market value of the Company's investment in restricted securities.

76.  The Company has added the following disclosure:

         Investment in Unconsolidated Affiliates
         ---------------------------------------

         Investment in unconsolidated affiliates, jointly owned companies and other entities in which the Company owns a 20% to 50% interest or otherwise exercises significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses.
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June 8, 2005
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77.  The Company has added the following disclosure:

         Revenue Recognition
         -------------------

         Net patient service revenues
         ----------------------------

         Net patient service revenues are reported at the estimated net realizable amounts due from patients, third-party payors, and others for services rendered, including provisions for estimated contractual adjustments (based on historical experience) under reimbursement agreements with third-party payors. The Company is not engaged in the practice of medicine and does not employ physicians. The Company has the legal right to set the fees for the services rendered, and such fees are billed at the time such services are rendered. The patient or third-party payor is legally obligated to the Company for the amount billed. Bills to third-party payors are based on contractual arrangements between the Company and the third-party payors. Contractual adjustments are determined based upon a review of reimbursement policies and historical collections experience using a retrospective collection analysis for each payor mix. For the years ended December 31, 2004 and 2003, contractual adjustments amounted to approximately $2,232,000 and $1,419,000, respectively. The Company has historically not provided any significant amount of charity care.

     The Company has complied with the staff's comment as to management fees.

78. The Company contacted DVI regarding the breach of certain loan covenants referenced to in the December 31, 2003 10-KSB. However, due to the financial condition of DVI (it filed for Chapter 11 protection under the United States Bankruptcy Code) any modifications to the existing loan agreements were considered a prohibited action by DVI. As a result, the Company was not able to obtain a waiver for the violation. As of December 31, 2004 the Company was able to remedy this breach, which, according to EITF 86-30, should be stated as non-current.

     EITF 86-30 - "The Task Force reached a consensus that, unless facts and circumstances would indicate otherwise, the borrower should classify the obligation as non-current unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months."

79. In 2004, Dr. Schulman provided services valued at $25,000, and such amount was recorded as salaries and benefits expense. At December 31, 2004, the $25,000 has not been paid and is included in accrued payroll.

The United States Securities and Exchange Commission
June 8, 2005
Page 14


80. On March 12, 2002, the Company entered into an agreement with Technology Acquisition, Ltd., the General Partner of Trident Growth Fund, L.P. [formerly Sagemark Capital, L.P.]. Under the terms of the agreement, Sagemark agreed to sell 43.60% of its equity interest in Trident [approximately 61% at that date] back to Technology Acquisition, Ltd. in exchange for 266,662 shares of the Company's common stock owned by Technology Acquisition, Ltd. The impact of this transaction reduced the Company's ownership in Trident from 61% to 34.5%. The transaction was accounted for in the following manner:

     The Trident investment was valued at $3,300,193 on March 12, 2002. This value represented the original investment in Trident, less the subscription receivable and the Company's proportionate share of Trident's losses, as accounted for under the equity method. Therefore 43.6% of the investment was valued at $1,438,888, which was the value assigned to the treasury stock received. The gross investment as of March 12, 2002 of approximately $3,634,000 was reduced by approximately $1,584,000 (43.6%) and the subscription payable was reduced by $145,125 (43.6%) from $333,855 to $187,730.

     The authoritative literature utilized in determining the above accounting treatment consisted of the following:
            Staff Accounting Bulletin # 5: Miscellaneous Accounting
            EITF 01-2
            APB 29
            ARB 43, Chapter 1B
            FASB Technical Bulletin # 85-6


                                          Very truly yours,

                                          /s/ ROBERT L. BLESSEY
                                          --------------------------
                                          Robert L. Blessey
RLB/cl
Encl.